



SECURITIES AND EXCHANGE COMMISSION

05041551

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47799

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Focused Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 South Wacker Drive
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura A. Kogut **(312) 431-6557**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Laura A. Kogut**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Focused Investments L.L.C.**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None


"OFFICIAL SEAL"
RALPH RUGGIERO
Notary Public, State of Illinois
My Commission Expires 01/11/08

Signature

President and CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Focused Investments L.L.C.

Statement of Financial Condition

Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

The Operating Committee and Sole Member
Focused Investments L.L.C.

We have audited the accompanying statement of financial condition of Focused Investments L.L.C. (the Company) as of December 31, 2004. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 4, 2005

Focused Investments L.L.C.

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	410,864
Receivables:		
Due from Wayne Hummer Investments LLC		451,433
From banks		16,513
Investments		40,800
Fixed assets, net of accumulated depreciation of $5,040		16,254
Other assets		2,650
Total assets	$	938,514
Liabilities and member's equity		
Liabilities:		
Due to Wayne Hummer Investments LLC	$	62,324
Payable to banks		332,772
Accounts payable, accrued expenses and other liabilities		61,090
Income taxes payable		29,545
Total liabilities		485,731
Member's equity		452,783
Total liabilities and member's equity	$	938,514

See notes to statement of financial condition.

Focused Investments L.L.C.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

Focused Investments L.L.C. (the Company), an Illinois limited liability company, is a wholly owned subsidiary of Wayne Hummer Investments LLC (Hummer). The Company, headquartered in Chicago, Illinois, is registered as a securities broker and dealer under the Securities Exchange Act of 1934. The Company engages in retail brokerage, primarily through bank investment centers.

Hummer is a wholly owned subsidiary of North Shore Community Bank and Trust Company, a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust), and continues to maintain its limited liability company status.

The Company clears its securities transactions on a fully disclosed basis through Hummer (the clearing broker). The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, there were no amounts to be indemnified to the clearing broker for these customer accounts.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on settlement date. Recording such transactions on a trade-date basis would not result in a material difference.

2. Summary of Significant Accounting Policies (continued)

Receivables From/Payable to Banks

During the course of business, the Company is reimbursed for dues, assessments, advertising, and other expenses by the retail banks through which it engages in retail brokerage. These costs are included as a receivable from banks on the statement of financial condition and are settled in the subsequent month. The payable to banks includes commission revenues on securities transactions.

Investments

The Company's investment in a privately held company is recorded at its estimated fair market value as of December 31, 2004.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, federal and state income taxes to be determined on a separate company basis. Any tax losses of the Company may be utilized to offset taxable income for other members of the consolidated group. To the extent the Company incurs current-year losses, other members within the consolidated federal income tax return compensate it for use of its current-year losses.

3. Commitments

The Company leases office space and office equipment under noncancelable lease agreements with Hummer. Future minimum payments under the noncancelable lease at December 31, 2004, are as follows:

Year ending December 31	
2005	$ 96,157
2006	99,327
2007	85,062
	$ 280,546

4. Related Party Transactions

For the year ended 2004, the Company was charged by Hummer relating to clearing services, payroll charges, and occupancy and equipment rental. At December 31, 2004, the Company was due $451,433 from Hummer related to commissions earned on securities transactions. The Company owed Hummer $62,324 at December 31, 2004, for rental and other expenses.

5. Transactions With Customers

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and pursuant to such guidelines, request customers to deposit additional collateral or securities positions when necessary.

6. Net Capital Requirements

As a registered nonclearing broker/dealer, the Company is subject to the net capital rules of the Securities and Exchange Commissions (SEC) and the National Association of Securities Dealers (NASD) and is required to maintain "minimum net capital" equal to the greater of $50,000 or 6 2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2004, the Company had net capital of $375,562, which was $325,562 in excess of the required minimum net capital, and a ratio of aggregate indebtedness to net capital of 128%. The capital rules of the SEC and NASD provide for certain limitations on the withdrawal of equity capital over and above the minimum net capital requirements.